SAFE LANE SYSTEMS, INC.
                         1624 MARKET STREET, SUITE #202
                             DENVER, COLORADO 80202
                                 (949) 825-6512



                                 April 27, 2015



Securities and Exchange Commission
100 F Street, Mail Stop 7010
Washington, DC 20549

Re:     Safe Lane Systems, Inc.
        File No. 333-198435

Dear Sir or Madame:

In response to your telephone call on April 20, 2015, Safe Lane Systems, Inc. acknowledges to the Securities and Exchange Commission that:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope this satisfies your requirement.

                                                 Sincerely,

                                                 SAFE LANE SYSTEMS, INC.


                                                 /s/ Paul Dickman

                                                 Paul Dickman,
                                                 Chief Executive Officer